UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Stamps.com Inc.

(Exact name of registrant as specified in its charter)

            Delaware 000-26427 77-0454966
       ------------------------------------------------------------------------------------------
(State or other jurisdiction (Commission (IRS Employer
of incorporation) File Number) Identification No.)

1990 E. Grand Avenue, El Segundo, CA                     90245
(Address of principal executive offices)                        (Zip Code)

Matthew A. Lipson,
Chief Legal Officer and Secretary
(310) 482-5800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

    ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Conflict Minerals Disclosure of Stamps.com Inc. ("Stamps.com") is being filed for calendar year 2020 in accordance with Rule 13p-1 ("Rule 13p-1") promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Specialized Disclosure Report on Form SD, unless otherwise defined herein.

Form SD defines conflict minerals as columbite-tantalite, cassiterite, gold and wolframite, and their derivatives which are currently limited to tantalum, tin and tungsten ("Conflict Minerals"). Stamps.com has determined that we are obligated to conduct a good faith reasonable country of origin inquiry ("RCOI") and to file this report, because the use of Conflict Minerals has been necessary to the functionality or production of some of our products contracted to be manufactured, mainly printers and scales, during the covered period.

Stamps.com conducted a RCOI, reasonably designed and conducted in good faith, to determine whether its Conflict Minerals originated in the Covered Countries or were derived from recycled or scrap sources. As part of the RCOI, Stamps.com contacted its suppliers of products that we believed may contain Conflict Minerals and requested information regarding the country of origin for the Conflict Minerals supplied to Stamps.com. Stamps.com asked all known suppliers of products that we determined included Conflict Minerals to complete the Conflict Minerals Reporting Template (a supply chain survey designed to identify smelters and refiners that process the necessary Conflict Minerals contained in our products) to obtain the relevant data. Each such supplier provided us with its policy that it has in place to not purchase any products or materials containing Conflict Minerals originating from the Covered Countries and:
•Confirmation that the relevant products do not contain Conflict Minerals originating from the Covered Countries, including confirmation that it conducts Conflict Minerals surveys of its own relevant suppliers; and/or
•A completed CMRT template, including the name and location of each smelter from which Conflict Minerals originated and the Smelter Identification Number assigned to such smelter by the Conflict-Free Sourcing Initiative and asserting that none of the smelters in its supply chain source Conflict Minerals from the Covered Countries.

Based on this RCOI, Stamps.com determined that it has no reason to believe that any of the Conflict Minerals that were necessary to the functionality or production of our contracted to manufacture products originated in any of the Covered Countries or alternatively believes that such Conflict Minerals did derive from recycled or scrap sources.  A copy of this Form SD, including the information in this Conflict Minerals Disclosure section, is publicly available at https://investor.stamps.com/sec-filings as well as on the SEC's EDGAR database at www.sec.gov. Information on Stamps.com’s website is not incorporated by reference into, nor forms part of, this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STAMPS.COM INC.

By: /s/ Matthew A. Lipson                    May 28, 2021
Matthew A. Lipson, Chief Legal Officer and Secretary        (Date)